Henkel

A Brand like a Friend

RECEIVED

2005 NOV 14 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05012485

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2005-11-08

PROCESSED

NOV 14 2005

THOMSON FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press Release: "Henkel plans to issue bond to finance pension obligations in Germany - Pensions to be ring-fenced in future within a CTA fund."

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

dlw 11/14

Encl.

Henkel
A Brand like a Friend

Thomas-Gerd Kuehn@HENKEL
08.11.2005 13:02
Entscheidung erforderlich ? ☐ ja

An: Christa Richardt-Straube/KGaA/HENKEL@Henkel KGaA
Kopie:
Thema: Henkel plant Emission einer Anleihe zur Finanzierung der Pensionsverbindlichkeiten in Deutschland

engl teil b für SEC

Gruss / best regards

TK

Henkel Law Group / Corporate Matters
Vice President / Associate General Counsel
Phone: +49-211-797-8959
Fax: +49-211-798-2463
E-Mail: Thomas-Gerd.Kuehn@henkel.com
Internet: henkel.com

----- Weitergeleitet von Thomas-Gerd Kuehn/DE/EMEA/HENKEL am 08.11.2005 13:01 -----

Henkel
A Brand like a Friend

Henkel-Info-Mail
Gesendet von: Henkel-Info-Mail
07.11.2005 12:26
Entscheidung erforderlich ?

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/DE/EMEA/HENKEL)
Thema: Henkel plant Emission einer Anleihe zur Finanzierung der Pensionsverbindlichkeiten in Deutschland

Henkel plans to issue bond to finance pension obligations in Germany

Pensions to be ring-fenced in future within a CTA fund

Henkel plans to issue bond to finance pension obligations in Germany

Henkel intends to restructure the basis on which pension obligations with respect to its employees and retirees in Germany are financed. This would involve the issue of a bond for around 1 billion euros. The proceeds are to be paid into a special-purpose fund known as a CTA (Contractual Trust Arrangement). This would result in increased financial strength for Henkel and better pension protection for beneficiaries.

Henkel intends to ring-fence in future a major portion of its pension obligations in Germany through the use of a so-called Contractual Trust Arrangement (CTA). A major portion of the necessary capital is to be provided through the issue of a subordinated hybrid bond with a volume of around 1 billion euros.

"This step offers substantial benefits to all concerned. For Henkel the measure will generate stronger financial flexibility and a better management of existing refunding risks in respect of pension obligations," says Lothar Steinebach, CFO of Henkel KGaA. "It will also place our financial reporting on a more comparable international footing. Our employees and pensioners will enjoy increased funding security."

The hybrid bond constitutes a mixture of debt and equity capital financing vehicles. The capital paid into the CTA fund is to serve to secure Henkel's pension obligations in Germany.

Henkel will exclusively utilize the assets transferred to the trust for the purpose of fulfilling its pension obligations. For all employees and pensioners in Germany, this means that their benefits entitlement from Henkel will remain unchanged.

Distributed by Corporate Communications

Absender/ From	**Ansprechpartner/ Responsible**	**Verteiler/ Distribution**
HR FC/Finanzen/Controlling	Dirk-Stephan Koedijk Wolfgang Beynio	Henkel Deutschland inkl. Außendienst